Chanson International Holding

December 15, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Ernest Greene
Ms. Anne McConnell
Mr. Geoff Kruczek
Mr. Jay Ingram

Re:	Chanson International Holding
Amendment No. 6 to Registration Statement on Form F-1
Filed December 1, 2022
File No. 333-254909

Ladies and Gentlemen:

This letter is in response to the letter dated December 9, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Chanson International Holding (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement No. 7”) is being filed to accompany this letter.

Index to Consolidated Financial Statements, page F-1

1. If your audited financial statements become older than 12 months, please be advised, since this is an initial public offering of your common shares, you may be required to provide updated financial statements. Accordingly, if your registration statement is not effective by December 30, 2022, please update your financial statements and related disclosures pursuant to Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations in an exhibit to the filing as required by Instruction 2 to Item 8.A.4.

In response to the Staff’s comments, we have filed the appropriate representations as Exhibit 99.8 to Amended Registration Statement No. 7 as required by Instruction 2 to Item 8.A.4.

General

2. We note the disclosure regarding your change in certifying accountant. In addition to the disclosure regarding your former auditor, please expand to disclose with respect to your new auditor the PCAOB’s ability to inspect your new auditor, whether it is subject to the determinations to which you refer and related matters.

In response to the Staff’s comments, we revised our disclosure on the cover page and pages 7 and 41 of Amended Registration Statement No. 7 to disclose that (i) the PCAOB has the ability to inspect both our former auditor and our new auditor and (ii) neither our former auditor nor our new auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Gang Li
Name:	Gang Li
Title:	Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC